# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Uniti Group Inc., CIK 0002020795
CUSIP: 912932100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2101 Riverfront Drive, Suite A, Little Rock, Arkansas (AR), 72202
Date of event which requires filing of this statement: 08/01/2025
Filed by CIK 0001791786
Persons authorized to receive notices and communications: Elliott Investment Management, 360 S. Rosemary Ave, 18th Floor, West Palm Beach, Florida (FL), 33401, 212-974-6000; Ele Klein & Adriana Schwartz, McDermott, Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Elliott Investment Management L.P. (CIK 0001791786): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 69,319,418; shared voting power 0; sole dispositive power 69,319,418; shared dispositive power 0; aggregate amount beneficially owned 69,319,418 (27.9% of the class)
  Comment: Includes 10,307,199 shares of Common Stock underlying the Warrants (as defined below).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Uniti Group Inc.
Address of issuer's principal executive offices: 2101 Riverfront Drive, Suite A, Little Rock, Arkansas (AR), 72202

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Elliott Investment Management L.P., a Delaware limited partnership ("EIM" or the "Reporting Person"), the investment manager of Elliott Associates, L.P., a Delaware limited partnership ("Elliott") and Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International", and together with Elliott and their respective subsidiaries holding the securities reported herein, the "Elliott Funds"), with respect to the shares of common stock, par value $0.0001 per share ("Common Stock") of Uniti Group Inc., a Delaware corporation (the "Issuer"), held by the Elliott Funds. Elliott Investment Management GP LLC, a Delaware limited liability company ("EIM GP"), is the sole general partner of EIM. Paul E. Singer ("Singer") is the sole managing member of EIM GP.
Residence or business address: The business address of each of EIM, EIM GP and Singer is 360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401.
Present principal occupation or employment: The principal business of EIM is to act as investment manager for the Elliott Funds. The principal business of EIM GP is to serve as the sole general partner of EIM. Singer's principal business is to serve as the sole managing member of EIM GP.
Criminal convictions in the last five years: During the last five years, none of the persons or entities listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the persons or entities listed above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: EIM is a Delaware limited partnership. EIM GP is a Delaware limited liability company. Singer is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 4 is hereby incorporated by reference into this Item 3, as applicable.

The Reporting Person may effect purchases of the shares of Common Stock through margin accounts maintained for the Elliott Funds with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Pre-Closing Reorganization of Windstream and Merger of Old Uniti and Windstream into Wholly-Owned Subsidiary of the Issuer

On May 3, 2024, Windstream Holdings II, LLC ("Windstream") and Uniti Group Inc, a predecessor entity to the Issuer ("Old Uniti"), entered into an agreement and plan of merger pursuant to which the Issuer became a public company listed on Nasdaq (the "Merger Agreement"). Pursuant to the Merger Agreement, Windstream undertook a series of transactions in which: (i) Windstream completed an internal reorganization (the "Pre-Closing Reorganization") whereby (a) Windstream merged with and into a newly formed entity that was the surviving entity of such merger ("New Windstream Holdings II") and (b) the Issuer became the ultimate parent company of New Windstream Holdings II; and (ii) an indirect wholly-owned subsidiary of the Issuer merged with and into Old Uniti (the "Merger"), with Old Uniti surviving the Merger as an indirect wholly-owned subsidiary of the Issuer, such that both New Windstream Holdings II and Old Uniti became indirect wholly owned subsidiaries of the Issuer.

Prior to consummation of the Merger, the Elliott Funds were equity holders of both Windstream and Old Uniti. At the closing of the Pre-Closing Reorganization, the Elliott Funds received (i) 52,910,291 shares of Common Stock, (ii) 337,538.59 shares of preferred stock of the Issuer having an aggregate initial liquidation preference of $337,538,593.18 (the "Series A Preferred Stock"), and (iii) warrants of the Issuer (the "Warrants") exercisable in exchange for up to 10,307,199 shares of Common Stock. At the effective time of the Merger, the Elliott Funds received 6,101,928 shares of Common Stock in exchange for 10,120,963 shares of Old Uniti common stock.

Series A Preferred Stock

The Series A Preferred Stock, with respect to dividend rights and rights upon the liquidation, winding-up or dissolution of Uniti, will rank senior to the Issuer's junior stock (including common stock), on a parity with all parity preferred stock of the Issuer and junior to all senior stock and existing and future indebtedness of the Issuer.

Holders of the Series A Preferred Stock will be entitled to receive cumulative dividends at the applicable dividend rate on the liquidation preference per share of the Series A Preferred Stock, payable quarterly in cash or compounded by adding to the liquidation preference of Series A Preferred Stock, at the option of the Issuer. The dividend rate will initially be 11% per year for the first six years after the initial issuance of the New Uniti Preferred Stock. The dividend rate will be increased by an additional 0.5% per year

The Issuer may redeem the Series A Preferred Stock at its option at any time at a price per share equal to (i) for the first three years after the initial issuance thereof, $1,400 minus any cash dividends paid on such Series A Preferred Stock and (ii) thereafter, 100% of the liquidation preference of the Series A Preferred Stock to be redeemed plus accrued and unpaid dividends on such Series A Preferred Stock.

Following the tenth anniversary of the initial issuance of the Series Preferred Stock, the Elliott Funds that hold the Series A Preferred Stock may require the Issuer to repurchase the Series A Preferred Stock at a price equal to 100% of the liquidation preference of the Series A Preferred Stock to be repurchased plus accrued and unpaid dividends on such Series A Preferred Stock. The aggregate liquidation preference of the Series A Preferred Stock that the Elliott Funds may require the Issuer to repurchase is subject to a cap and the Elliott Funds may not exercise such right more than once in any 12-month period. In addition, upon a change of control of the Issuer, the Elliott Funds that hold the Series A Preferred Stock may require the Issuer to repurchase the Series A Preferred Stock at a price equal to 100% of the liquidation preference of the Series A Preferred Stock to be repurchased plus accrued and unpaid dividends on such shares of Series A Preferred Stock.

The Issuer may elect to settle any redemption or repurchase of the Series A Preferred Stock in cash or shares of Common Stock, with each share of Common Stock being valued for this purpose at the lesser of (i) the arithmetic average of the volume-weighted average prices per share (the "VWAP") of Common Stock over the 20 consecutive trading days ending on, and including, the fifth trading day immediately preceding the relevant redemption date or repurchase date, as the case may be, and (ii) the arithmetic average of the VWAP of Common Stock over the five consecutive trading days ending on, and including, the fifth trading day immediately preceding the relevant redemption date or repurchase date, as the case may be; provided that subject to certain conditions, the Elliott Funds that hold the Series A Preferred Stock may require the Issuer to settle any redemption or repurchase of a share of Series A Preferred Stock owned by such holder in shares of Common Stock subject to a cap equal to 20% of the total number of shares of Common Stock outstanding immediately following the closing of the Merger on a fully diluted basis divided by the number of shares of Series A Preferred Stock issued on the initial issue date.

The foregoing summary of the terms of the Series A Preferred Stock is qualified in its entirety by reference to the full terms of the Series A Preferred Stock set forth in the Certificate of Designations for the Series A Preferred Stock which is included as Exhibit 99.1 hereto and incorporated herein by reference.

Warrants

The Warrants were issued under a warrant agreement, dated as of August 1, 2025, between the Issuer and Equiniti Trust Company, LLC, as warrant agent (the "Warrant Agreement"). Subject to certain ownership limitations, each Warrant will entitle the holder to purchase, initially, one share of Common Stock for $0.01 per share during the exercise period, subject to customary adjustments set forth in the Warrant Agreement. The exercise period will commence on the third anniversary of the initial issuance date of the Warrants or, if earlier, upon any change of control of the Issuer or the redemption of the corresponding Series A Preferred Stock. The Issuer will settle the exercise of a Warrant on a cashless basis by delivering a number of shares of Common Stock with a value equal to the amount by which the market price of the Common Stock at the time of exercise as measured under the Warrant Agreement exceeds the strike price of $0.01 per share. The Warrants will expire on the tenth anniversary of the initial issuance date thereof

The foregoing summary of the terms of the Warrants is qualified in its entirety by reference to the full terms of the Warrant Agreement which is included as Exhibit 99.2 hereto and is incorporated herein by reference.

Elliott Stockholder Agreement and Registration Rights Agreement

In connection with Windstream and Old Uniti's entry into the Merger Agreement, EIM and certain of the Elliott Funds entered into a stockholder agreement with the Issuer (the "Elliott Stockholder Agreement") pursuant to which, the Reporting Person may select two of the nine members of the Issuer's board of directors (the "Board"). Pursuant to the Elliott Stockholder Agreement, the Reporting Person selected Mr. Paul Sunu and Ms. Mary McLaughlin to serve on the Board. Certain standstill restrictions provided in the Elliott Stockholder Agreement restrict the Reporting Person from acquiring additional shares of Common Stock, subject to certain exceptions, until thirty (30) days following the date the Reporting Person loses its right to select a director or ceases to have a director on the Board.

The Elliott Funds also entered into a Registration Rights Agreement with the Issuer (the "Registration Rights Agreement"), pursuant to which the Elliott Funds received customary piggyback and demand registration rights.

The foregoing descriptions of the Elliott Stockholder Agreement and the Registration Rights Agreement are qualified in their entireties by reference to the full texts of forms of the Elliott Stockholder Agreement, the Registration Rights Agreement, which are included as Exhibit 99.3 and Exhibit 99.4, respectively, hereto and are incorporated herein by reference.

The Reporting Person may communicate with the Issuer's management and Board about a broad range of operational, governance and strategic matters and may communicate with other shareholders or third parties regarding the Issuer. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person may change its intentions with respect to any and all matters referred to in this item 4. It may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Person intends to review its investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions or matters referenced above, overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock or other securities of the Issuer without affecting their beneficial ownership of the Common Stock. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Person. The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Person is based upon 238,426,306 shares of Common Stock estimated to be outstanding upon completion of the Merger, as disclosed in the Issuer's Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on February 12, 2025, and assumes exercise of the Warrants reported herein.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as described in Item 4, no transactions in the shares of Common Stock have been effected by the Reporting Person during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No persons other than the Elliott Funds and EIM have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person's response to Item 4 is incorporated by reference into this Item 6.

Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1
Series A Preferred Stock Certificate of Designations (incorporated herein by reference to Annex A of Exhibit 3.1 of the Issuer's current report on Form 8-K, filed with the Securities and Exchange Commission on February 12, 2025).

Exhibit 99.2
Warrant Agreement (incorporated herein by reference to Exhibit 10.1 of the Issuer's current report on Form 8-K, filed with the Securities and Exchange Commission on August 1, 2025).

Exhibit 99.3
Elliott Stockholder Agreement, dated August 1, 2025 (incorporated herein by reference to Exhibit 10.3 of the Issuer's current report on Form 8-K, filed with the Securities and Exchange Commission on August 1, 2025).

Exhibit 99.4
Registration Rights Agreement, dated August 1, 2025 (incorporated herein by reference to Exhibit 10.2 of the Issuer's current report on Form 8-K, filed with the Securities and Exchange Commission on August 1, 2025).

## Signatures
- Elliott Investment Management L.P.: /s/ Elliot Greenberg, Elliot Greenberg, Vice President (08/08/2025)